

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2024

Jeffrey Holman
Chief Executive Officer
Healthy Choice Wellness Corp.
3800 North 28th Way
Hollywood, FL 33020

> **Re: Healthy Choice Wellness Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Response dated April 17, 2024**
> **File No. 333-274435**

Dear Jeffrey Holman:

We have reviewed your written response and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 11, 2024 letter.

Written Response Submitted on April 17, 2024

General

1. You disclose on page 12 of your amended Form S-1 filed on February 14, 2024 that UNFI is your primary supplier, however we note that for the year ended September 30, 2022 approximately 54% of purchases were made with Albert's Organics. Please revise your risk factor to address any risks relating to your relationship with Albert's Organics. Please also disclose the material terms of your agreements with UNFI and Albert's Organics, and file the agreements as exhibits to the registration statement.

2. It appears that the shares being registered for resale have not been issued and are underlying convertible securities that also may not have been issued. In particular, it appears that the shares registered for resale by Sabby Volatility Warrant Master Fund, Ltd. are underlying unissued Series A Preferred Stock. In addition, according to the amended Form 8-K filed by HCMC on April 11, 2024, you also intend to register the resale of shares underlying Bridge Warrants, and it's unclear if you have already issued the Bridge

Warrants. For each category of shares being registered for resale (the Sabby Volatility shares, the Anson Investments shares, and the shares underlying the Bridge Warrants), please provide a detailed legal analysis explaining why you believe it is appropriate to register the resale of these shares at this time. For guidance, please refer to Question 139.11 of the Compliance and Disclosure Interpretations for Securities Act Sections.

3. Revise your selling stockholder table in your registration statement to indicate whether the shares being registered for resale are underlying other securities and whether, and if so when, those securities were issued to the selling stockholders. Please also provide a materially complete description of the transaction in which the selling stockholders received the shares, including the date of the agreement(s) and material terms of the agreement(s). Please also file the agreements relating to these issuances as exhibits to the current registration statement. We note, for example, that the agreements to purchase the Series A Preferred Stock are filed with Healthier Choices Management Corp.'s Exchange Act filings.

4. We note your response to prior comment 4 and partially reissue such comment. Please tell us how you have reflected the deductions of underwriting discounts and commissions and estimated expenses of the offering in your capitalization table.

Please contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services